UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Date of Event Reported: April 01, 2011
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE

Other Events
Satyam Computer Services Limited (Mahindra Satyam) “(the Company”) referring to the writ petition filed by the Company with Hon’ble High Court of Andhra Pradesh, Hyderabad against the notice under section 226(3) of the Income Tax Act, 1961 issued by the Additional Commissioner of Income Tax, Hyderabad for recovery of Rs. 616.54 crores, intimated that today the Company received an interim order from the Hon’ble High Court of Andhra Pradesh, Hyderabad that the Company shall submit a banker’s cheque for Rs. 350 crores and an unconditional bank guarantee for Rs. 267 crores, upon which the Additional Commissioner of Income Tax shall withdraw the garnishee orders issued and defreeze the Company bank accounts.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Date: April 01, 2011	Name:	G. Jayaraman
	Title:	Company Secretary